Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL INSTRUMENT 51-102, Fortuna Silver Mines Inc. (the “Company’) advises that effective July 13, 2017 (the “Effective Date”), Deloitte LLP, Chartered Professional Accountants, of 1055 Dunsmuir Street, Suite 2800, Vancouver, BC (the “Former Auditors”) have, at the Company’s request, resigned as the auditors of the Company, and that KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, 4th Floor, Vancouver, BC (the “Successor Auditors”) have been appointed as the Company’s auditors in their place.

There have been no reportable events between the Company and the Former Auditors or the Successor Auditors. There have been no modified opinions expressed on the Former Auditors’ reports in connection with the audits of the Company’s financial statements for the two most recently completed fiscal years and any period subsequent to the most recently completed period for which an audit report on the Company’s financial statements was issued and preceding the Effective Date.

The change in auditor has been approved by the Audit Committee and the Board of Directors of the Company.

DATED the 13th day of July, 2017.

FORTUNA SILVER MINES INC.

Jorge Ganoza Durant,
President and Chief Executive Officer